  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 2001
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       --------------------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)

                       --------------------------------

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                       --------------------------------

                         ELECTRONICS FOR IMAGING, INC.
                      (Name of Subject Company (Issuer))

                       --------------------------------

                         ELECTRONICS FOR IMAGING, INC.
                       (Name of Filing Person (Offeror))

                       --------------------------------

     Certain options to purchase Common Stock, par value $0.01 per share, granted under the Electronics for Imaging, Inc. 1990 Stock Plan and/or
     the Electronics for Imaging, Inc. 1999 Equity Incentive Plan Between
                       December 1, 1999 and May 31, 2000
                        (Title of Class of Securities)

                       --------------------------------

                                   286082102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                       --------------------------------

                              James L. Etheridge
                                General Counsel
                         Electronics For Imaging, Inc.
                               303 Velocity Way
                        Foster City, California  94404
                                (650) 357-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                             Richard S. Chernicoff
                        Brobeck, Phleger & Harrison LLP
                             550 South Hope Street
                        Los Angeles, California  90071
                                (213) 489-4060

                           CALCULATION OF FILING FEE

        Transaction valuation*                      Amount of filing fee
            $ 90,334,168.87                              $ 18,066.83

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,590,825 shares of common stock of Electronics For Imaging having an aggregate value of $90,334,168.87 as of August 31, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:       Not applicable.
                                        -------------------------------
          Form or Registration No.:     Not applicable.
                                        -------------------------------
          Filing party:  Not applicable.
                         ----------------------------------------------
          Date filed:    Not applicable.
                         ----------------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     The filing of this Schedule TO shall not be construed as an admission by Electronics For Imaging that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1.   Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated September 17, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) The name of the issuer is Electronics For Imaging, Inc., a Delaware corporation (the "Company"), the address of its principal executive offices is 303 Velocity Way, Foster City, California 94404, and its telephone number is (650) 357-3500. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Electronics For Imaging") is incorporated herein by reference.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), granted under the Electronics For Imaging, Inc. 1990 Stock Plan (the "1990 Plan") and/or the Electronics For Imaging, Inc. 1999 Equity Incentive Plan (the "1999 Plan") between December 1, 1999 and May 31, 2000 (the "Options") for new options (the "New Options") to be granted under the 1999 Plan to purchase shares of the Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"), attached hereto as Exhibit (a)(2).

          Each option holder that chooses to tender Options pursuant to the Offer will be required to tender all of his or her Options, as well as all options granted to such option holder after March 17, 2001 (the "Required Options"). The number of shares of Common Stock subject to each New Option will be equal to two-thirds of the number of shares of Common Stock subject to the tendered option that is accepted in exchange for that New Option, subject to adjustment for any stock split, combination or the like occurring prior to the grant date of the New Options. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a)  The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange is incorporated herein by reference.

Item 4.   Terms of the Transaction.

          (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 13 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences") and Section 16 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

          (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 13 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

          (d)  Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

          (a)  Not applicable.

Item 10.  Financial Statements.

          (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Electronics for Imaging") and Section 18 ("Additional Information"), and in the Company's annual report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

          (b)  Not applicable.

Item 11.  Additional Information.

          (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b)  Not applicable.

Item 12.  Exhibits.

          (a)  (1)  Offer to Exchange, dated September 17, 2001.

               (2)  Form of Letter of Transmittal.

               (3)  Form of Notice to Eligible Option Holders.

               (4)  Form of Notice to Tendering Option Holders.

               (5) Electronics for Imaging, Inc. annual report on Form 10-K for its fiscal year ended December 31, 2000, filed on March 29, 2001 is incorporated herein by reference.

               (6)  Instructions to Employees.

               (7)  Option Scenario Model Tool.

               (8)  Offer to Exchange Shares Questions and Answers.

               (9)  Email to All Employees Announcing Offer.

               (10) Addendum for Employees in Australia.

               (11) Addendum for Employees in Brazil.

               (12) Addendum for Employees in Canada.

               (13) Addendum for Employees in Denmark.

               (14) Addendum for Employees in France.

               (15) Addendum for Employees in Germany.

               (16) Addendum for Employees in Hong Kong.

               (17) Addendum for Employees in Italy.

               (18) Addendum for Employees in Japan.

               (19) Addendum for Employees in the Netherlands.

               (20) Addendum for Employees in Singapore.

               (21) Addendum for Employees in Spain.

               (22) Addendum for Employees in Sweden.

               (23) Addendum for Employees in the United Kingdom.

          (b)  Not applicable.

          (d) (1) Electronics for Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

               (2) Form of Notice of Grant of Stock Option under the Electronics for Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.

               (3) Form of Stock Option Agreement under the Electronics for Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.

               (4) Electronics for Imaging, Inc. 1990 Stock Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.

          (g)  Not applicable.

          (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          (a)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 ELECTRONICS FOR IMAGING, INC.


                                 /s/ Guy Gecht
                                 -----------------------------------------------
                                 Guy Gecht

                                 Chief Executive Officer

Date: September 17, 2001

                               Index to Exhibits

Exhibit
Number         Description
------         -----------
(a)(1)    -    Offer to Exchange, dated September 17, 2001.

(a)(2)    -    Form of Letter of Transmittal.

(a)(3)    -    Form of Notice to Eligible Option Holders.

(a)(4)    -    Form of Notice to Tendering Option Holders.

(a)(5)    -    Electronics for Imaging, Inc. annual report on Form 10-K for its fiscal year ended December 31, 2000, filed on March 29, 2001 is incorporated herein by reference.

(a)(6)    -    Instructions to Employees.

(a)(7)    -    Option Scenario Model Tool.

(a)(8)    -    Offer to Exchange Shares Questions and Answers.

(a)(9)    -    Email to All Employees Announcing Offer.

(a)(10)   -    Addendum for Employees in Australia.

(a)(11)   -    Addendum for Employees in Brazil.

(a)(12)   -    Addendum for Employees in Canada.

(a)(13)   -    Addendum for Employees in Denmark.

(a)(14)   -    Addendum for Employees in France.

(a)(15)   -    Addendum for Employees in Germany.

(a)(16)   -    Addendum for Employees in Hong Kong.

(a)(17)   -    Addendum for Employees in Italy.

(a)(18)   -    Addendum for Employees in Japan.

(a)(19)   -    Addendum for Employees in the Netherlands.

(a)(20)   -    Addendum for Employees in Singapore.

(a)(21)   -    Addendum for Employees in Spain.

(a)(22)   -    Addendum for Employees in Sweden.

(a)(23)   -    Addendum for Employees in the United Kingdom.

(d)(1)    -    Electronics for Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

(d)(2)    -    Form of Notice of Grant of Stock Option under the Electronics for
               Imaging, Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.

(d)(3)    -    Form of Stock Option Agreement under the Electronics for Imaging,
               Inc. 1999 Equity Incentive Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.

(d)(4)    -    Electronics for Imaging, Inc. 1990 Stock Plan is filed as an exhibit to the Company's registration statement on Form S-8 filed on August 25, 1999 and incorporated herein by reference.